July 2, 2025

Eric Guerin
Chief Financial Officer
RB Global, Inc.
Two Westbrook Corporate Center, Suite 500
Westchester, IL 60154

       Re: RB Global, Inc.
           Form 10-K for fiscal year ended December 31, 2024
           File No. 001-13425
Dear Eric Guerin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services